SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Jaguar Health, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

47010C201
(CUSIP Number)

Nantucket Investments Limited

PO Box 282, Regency Court

Glategny Esplanade

St. Peter Port

Guernsey GY1 3RH

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47010C201	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Nantucket Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,634,341 (including 18,750,096 Shares issuable upon conversion of Non-Voting Shares)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,634,341 (including 18,750,096 Shares issuable upon conversion of Non-Voting Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,634,341 (including 18,750,096 Shares issuable upon conversion of Non-Voting Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47010C201	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Burford Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,634,341 (including 18,750,096 Shares issuable upon conversion of Non-Voting Shares)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,634,341 (including 18,750,096 Shares issuable upon conversion of Non-Voting Shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 23,634,341 (including 18,750,096 Shares issuable upon conversion of Non-Voting Shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 47010C201	SCHEDULE 13D	Page 4 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the voting common stock, par value $0.0001 per share (the "Shares") of Jaguar Health, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 201 Mission Street, Suite 2375, San Francisco, California 94105.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by:

(i) Nantucket Investments Limited, a company organized under the laws of Guernsey ("Nantucket"), with respect to the Shares directly held by it and the Shares issuable upon conversion of the Non-Voting Shares (as defined in Item 4 below) held by it; and

(ii) Burford Capital Limited, a company organized under the laws of Guernsey and traded on the AIM Market of the London Stock Exchange ("BCL"), with respect to the Shares directly held by Nantucket and the Shares issuable upon conversion of the Non-Voting Shares held by Nantucket.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Nantucket is indirectly owned by BCL. Burford Capital LLC, a Delaware limited liability company, provides services to Nantucket, its wholly owned subsidiary. Burford Capital Holdings (UK) Limited, a company organized under the laws of England and Wales, is the sole owner of Burford Capital LLC and is majority owned by BCL. Each of Nantucket, BCL, Burford Capital LLC and Burford Capital Holdings (UK) Limited disclaims beneficial ownership of the securities reported herein.

(b)	The principal business address of each of Nantucket and BCL is PO Box 282, Regency Court, Glategny Esplanade, St. Peter Port, Guernsey GY1 3RH.

(c)	The principal business of Nantucket is to hold and monetize investments. The principal business of BCL is finance for the legal industry.

CUSIP No. 47010C201	SCHEDULE 13D	Page 5 of 11 Pages

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Nantucket and BCL are Guernsey companies.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

See Item 4.

Item 4.	PURPOSE OF TRANSACTION

On July 31, 2017, the Issuer completed the acquisition of Napo Pharmaceuticals, Inc. ("Napo") pursuant to the Agreement and Plan of Merger, dated March 31, 2017, by and among the Issuer, Napo Pharmaceuticals, Inc., Napo Acquisition Corporation ("Merger Sub"), and Napo's representative (the "Merger Agreement").

In accordance with the terms of the Merger Agreement, Merger Sub merged with and into Napo, with Napo surviving as a wholly-owned subsidiary of the Issuer (the "Merger").

On March 31, 2017, Napo entered into a Settlement and Discounted Payoff Agreement with Nantucket and the lenders named therein (the "Settlement Agreement"), pursuant to which, among other things, Napo agreed, simultaneously with the consummation of the Merger, (a) to make a cash payment to Nantucket of no less than $8 million, which reduced the outstanding principal obligations under the Financing Agreement, dated October 10, 2014, by and between Napo and Nantucket (the "Financing Agreement"), and (b) in satisfaction as a compromise for the outstanding obligations under the Financing Agreement and the release of any lien or security interest in respect of such outstanding obligations, (x) to transfer to Nantucket 2,666,666 Shares (the "Initial Tranche C Shares") owned by Napo and (y) pursuant to the Merger Agreement, to cause the Issuer to issue to Nantucket (i) 2,217,579 Shares (the "Remaining Tranche C Shares" and, together with the Initial Tranche C Shares, the "Tranche C Shares"), (ii) 18,479,826 shares of the Issuer's non-voting common stock (the "Non-Voting Shares", and such shares, the "Tranche A Shares") and (iii) 19,700,625 Non-Voting Shares (the "Tranche B Shares"), all of which shares are subject to the terms of the Investor Rights Agreement (as defined and described below).

CUSIP No. 47010C201	SCHEDULE 13D	Page 6 of 11 Pages

The Non-Voting Shares are convertible into Shares on a one-for-one basis (i) at the option of the respective holders thereof, without any payment of additional consideration by the holder thereof, at any time and from time to time on or after April 1, 2018 or (ii) automatically, without any payment of additional consideration by the holder thereof, (x) upon a transfer of such shares pursuant to a sale of such stock to a third-party for cash in accordance with the terms and conditions set forth in the Investor Rights Agreement to any person or entity that is neither an affiliate of Nantucket nor an investment fund, investment vehicle or other account, that is, directly or indirectly, managed or advised by Nantucket or any of its affiliates or (y) upon the release or transfer of such shares to the registered holders of Napo's outstanding Shares immediately prior to the consummation of the Merger.

In connection with the execution of the Merger Agreement and the Settlement Agreement, Nantucket and the Issuer entered into an Investor Rights Agreement, dated March 31, 2017 (the "Investor Rights Agreement"), pursuant to which, among other things, the Issuer agreed to pay Nantucket's expenses incurred in connection with the transactions contemplated by the Investor Rights Agreement, Settlement Agreement and Merger Agreement, which, pursuant to the Investor Rights Agreement, the Issuer elected to pay by issuing 270,270 additional Non-Voting Shares (the "Expense Reimbursement Shares") to Nantucket. The Issuer also agreed to register in one or more registration statements the resale of the Tranche C Shares and the Shares issuable upon conversion of the Expense Reimbursement Shares, the Tranche A Shares and, to the extent certain conditions are met, the Tranche B Shares. The Investor Rights Agreement also restricts the Issuer from paying any dividends on any shares of its capital stock or redeeming any shares, except in limited circumstances, without the prior written consent of Nantucket.

The Investor Rights Agreement also imposes certain restrictions on the transfer and sale of the Shares and Non-Voting Shares issued to Nantucket in connection with the Settlement Agreement, including (but not limited to) the following: (a) the Tranche B Shares are to be held in escrow and will be released to either Nantucket or the former Napo stockholders, depending on whether the resale of the Tranche A Shares to third parties provides Nantucket with cash returns at or exceeding a specified amount over a specified period of time (the "Hurdle Amounts"); (b) until the earlier of (i) April 1, 2020 and (ii) the date on which the applicable Hurdle Amount is achieved, in the event that any potential purchaser approaches Nantucket to acquire some or all of the Tranche A Shares, Nantucket agrees to promptly sell some or all of its Tranche A Shares as requested by such party, provided all such sales are above a certain minimum share price for the relevant time period specified in the Investor Rights Agreement; and (c) if the applicable Hurdle Amount is achieved before all of the Tranche A Shares are sold, Nantucket is required to surrender 50% of the unsold Tranche A Shares to the Issuer, which will be exchanged for Shares and distributed by the Issuer pro rata among holders of certain contingent rights that were issued in connection with the Merger and holders of Napo restricted stock units.

CUSIP No. 47010C201	SCHEDULE 13D	Page 7 of 11 Pages

The description of the Settlement Agreement and Investor Rights Agreement are not complete and are qualified in their entirety by reference to the Settlement Agreement and Investor Rights Agreement, which are attached as Exhibit 2 and 3 hereto, respectively, and are incorporated herein by reference.

In addition, the Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may seek to influence or change the Issuer’s management, directors, operations, business, strategy, and/or future plans, which may include, among other things, discussions of potential strategic alternatives and other initiatives and transactions that may become available to the Issuer designed to enhance enterprise, shareholder values, including, without limitation, through potential discussions with management, directors, creditors, other shareholders, existing or potential strategic partners or competitors of the Issuer, industry analysts, investment and financing professionals and/or other third parties. Such matters and discussions may materially affect, and result in, the Reporting Persons modifying their respective investments in the Issuer, exchanging information with any of such persons pursuant to appropriate confidentiality or similar agreements or otherwise, working together with any of such persons pursuant to joint agreements or otherwise, proposing changes in the Issuer’s operations, governance, capitalization or strategic plans, or in proposing or engaging in one or more other actions set forth under subsections (a) through (j) of Item 4 of Schedule 13D. Factors that may influence the Reporting Persons’ actions include, but are not limited to, their view regarding the Issuer’s operations, business strategy, prospects, financial position and/or strategic direction, the outcome of the discussions and actions referenced herein, actions taken by the board of directors, creditors, other shareholders or other persons; price levels of the Shares and other securities; subsequent developments affecting the Issuer; the circumstances applicable to the Reporting Persons (such as availability of funds, portfolio-management, tax and regulatory considerations, investment objectives, and other investment and business opportunities), conditions in the securities and debt market, general economic and industry conditions and other factors that the Reporting Persons may deem relevant from time to time.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on the price levels of the Shares and various other factors described below, the Reporting Persons may sell some or all of their Shares. The Reporting Persons intend to review the investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors of the Issuer, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 47010C201	SCHEDULE 13D	Page 8 of 11 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The percentage used in this Schedule 13D is calculated based upon 76,160,890 Shares outstanding which the Reporting Persons have been informed by the Issuer to be the number of Shares outstanding as of January 23, 2017, and assumes the conversion of the Non-Voting Shares reported herein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition.

(c)	No Reporting Person has effected any transactions in the Shares within the past sixty days.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

Exhibit 2:	Investor Rights Agreement, dated March 31, 2017 (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 31, 2017)

Exhibit 3:	Settlement and Discounted Payoff Agreement, dated March 31, 2017 (incorporated herein by reference to Exhibit 10.52 of the Issuer's Form S-4 filed on April 18, 2017).

CUSIP No. 47010C201	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

NANTUCKET INVESTMENTS LIMITED

/s/ Mark Woodall
Name:	Mark Woodall
Title:	Director of International Administration Group, as Company Secretary

BURFORD CAPITAL LIMITED

/s/ Mark Woodall
Name:	Mark Woodall
Title:	Director of International Administration Group, as Company Secretary

CUSIP No. 47010C201	SCHEDULE 13D	Page 10 of 11 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the "Instruction C Persons"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

BCL:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Sir Peter Middleton	Chairman of the Board	UK	Corporate Director	PO Box 282, Regency Court. Glategny Esplanade. St. Peter Port. Guernsey GY1 3RH
Hugh Steven Wilson	Vice Chairman of the Board	USA	Corporate Director	PO Box 282, Regency Court. Glategny Esplanade. St. Peter Port. Guernsey GY1 3RH
David Charles Lowe	Board Director	UK	Corporate Director	PO Box 282, Regency Court. Glategny Esplanade. St. Peter Port. Guernsey GY1 3RH
Charles Parkinson	Board Director	UK	States of Guernsey, President: Committee for Economic Development and the States’ Trading Supervisory Board	PO Box 282, Regency Court. Glategny Esplanade. St. Peter Port. Guernsey GY1 3RH

CUSIP No. 47010C201	SCHEDULE 13D	Page 11 of 11 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 12, 2018

NANTUCKET INVESTMENTS LIMITED

/s/ Mark Woodall
Name:	Mark Woodall
Title:	Director of International Administration Group, as Company Secretary

BURFORD CAPITAL LIMITED

/s/ Mark Woodall
Name:	Mark Woodall
Title:	Director of International Administration Group, as Company Secretary